Exhibit (e)(8)

Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale. New Jersey 07645
Phone: (201) 802-7100
Fax: (201) 802-7190
www.memorypharma.com
October 29, 2008
F.Hoffmann-La Roche Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland

Attention:	Mr. Tobin Schilke, M&A Project Manager Dr. Guido Kaiser, Business Development Director
Gentlemen:
          In connection with your consideration of a possible business combination transaction between you and Memory Pharmaceuticals. Inc. (the “Company”) (the “Transaction”), you have requested information concerning, or relating to, the Company, which is non-public, confidential or proprietary in nature.
          “Evaluation Material” means, collectively, all information (whether written or oral, or in electronic, recorded or other form and whether furnished before or after the date of this letter) furnished in connection with the Transaction by or on behalf of the Company to you or your Representatives concerning the Company, its affiliates (as the term “affiliate” is defined in regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that Genentech, Inc., 1 DNA Way, South San Francisco. California 94080-4990, USA (“Genentech’’) and Chugai Pharmaceutical Co., Ltd, 1-1 Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo, 103-8324 (“Chugai) shall not be considered your affiliates for the purpose of this Agreement, unless you opt for such inclusion of Genentech and/or Chugai by giving written notice to the Company) and subsidiaries. “Notes” shall mean any analyses, compilations, studies or other documents prepared by you or your Representatives containing or reflecting Evaluation Material. “Representatives” means, collectively, with respect to any person or entity, the directors, officers, employees, agents, financial, legal or accounting or other advisors or other representatives of such person or entity.
          You acknowledge and agree that it is imperative that all Evaluation Material and any Notes remain confidential. Accordingly, you agree to provide access thereto only to those Representatives who need to know such information for the purpose of evaluating any possible Transaction and you agree that, prior to any of your Representatives being given access to any Evaluation Material or any Notes, each such Representative shall agree to be bound by confidentiality obligations fully commensurate to the terms of this Agreement. You further agree that you shall be responsible for any breach of this agreement by you or your Representatives.
          1. To maintain the confidentiality of the Evaluation Material and any Notes, you hereby agree:
          (a) that the Evaluation Material and any Notes will be used solely for the purpose of evaluating a possible Transaction; and
          (b) that for a period of 5 (five) years from the date hereof the Evaluation Material and any Notes shall be held in strict confidence and shall not be disclosed, directly or indirectly, to any person or entity except to your Representatives, in each case, in compliance with the provisions of this agreement and only to the extent necessary to permit such Representative to assist you in evaluating a possible Transaction.
          2. Neither you nor your Representatives shall, subject to applicable laws and regulations, disclose to any person or entity (other than disclosures to your Representatives on a need to know basis and after being informed of your obligations under this Agreement) (i) that the Evaluation Material or any Notes exist or the Evaluation Material has been made available to you or your Representatives. (ii) that you are considering a possible Transaction with the Company, (iii) that discussions or negotiations are taking place concerning a possible Transaction or involving the Company, or (iv) any terms, conditions or other facts with respect to any such possible Transaction, including the status thereof or the existence or subject matter of this agreement.
          Neither the Company nor its Representatives shall, subject to applicable laws and regulations and stock exchange regulation, disclose to any person, entity or audience, including investors, the media or other public or non-public presentations, (i) that the Evaluation Material has been made available to you or your Representatives, (ii) that you are considering a possible Transaction with the Company, or (iii) any terms, conditions or other facts with respect to any such possible Transaction which you may have disclosed or offered, including the status thereof or the existence or subject matter of this agreement.
          3. This agreement shall be inoperative as to particular portions of the Evaluation Material if such information (a) was generally available or known or otherwise part of the public domain (other than as a result of a disclosure by you or your Representatives in violation of this agreement) prior to the disclosure by you or your Representatives, (b) was known to you or your Representatives free of any confidentiality obligation to us before disclosure hereunder or disclosed to you or your Representatives by a third party, provided that such third party was to the best of the recipient’s knowledge, not bound by any obligation to keep such information confidential, or otherwise prohibited from transmitting such information to the recipient by a contractual, legal or fiduciary obligation to the Company, or (c) that was independently developed by you or your Representatives without reference to the Evaluation Material or any Notes.
          4. In the event that you or your Representatives are requested or required by law, regulation (including the rules or regulations of any securities exchange on which such party’s securities are listed for trading), regulatory authority or other applicable judicial or governmental order to disclose any Evaluation Material or Notes, you shall immediately upon learning of such request or requirement, notify the Company in writing of such request or requirement so that the Company may seek an appropriate protective order or other appropriate remedy (and if the Company seeks such an order or remedy, you will provide such cooperation, at the Company’s expense, as the Company shall reasonably request). If no such protective order or other remedy is obtained and you or your Representatives are, in the opinion or your legal counsel, legally compelled to disclose Evaluation Material or Notes, you or your Representatives, as the case may be, shall only disclose that portion of the Evaluation Material or Notes that your legal counsel advises that you are compelled to disclose and will exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to that portion of the Evaluation Material or Notes that is being disclosed. In any event, you will not oppose action by the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material and Notes. Any disclosure of Evaluation Material and/or Notes pursuant to and in accordance with this Section 4 shall not constitute a breach of this agreement.
          5. Unless otherwise directed in writing by the Company, all (i) communications regarding the possible Transaction, (ii) requests for additional information, (iii) requests for facility tours or meetings, and (iv) discussions or questions regarding procedures, will be submitted or directed to the Company. Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company with respect to a possible Transaction.
          6. All Evaluation Material disclosed by or on behalf of the Company shall be and shall remain the property of the Company. As soon as possible after being so requested by the Company, except to the extent a party is advised in writing by legal counsel that such destruction is prohibited by law, you shall (i) return or destroy (to the extent reasonably practicable in case of not directly accessible electronic files) all Evaluation Material and any other material furnished to you or your Representatives by or on behalf of the Company or its Representatives and (ii) destroy all Notes and other material whatsoever prepared by you or your Representatives containing or otherwise reflecting any Evaluation Material, provided that in both cases you may retain one copy of all such Evaluation Material and Notes in your legal department solely for archival and compliance purposes and that your external legal counsel and accountants, if any, may keep one copy or their Evaluation Material and Notes in accordance with the laws and professional standards applicable to them. Any destruction of materials shall upon request be certified in writing to the Company by one of your authorized officers. Any Evaluation Material or Notes that are not returned or destroyed, including without limitation any oral information, shall remain subject to the confidentiality obligations set forth in this agreement. No such return or destruction of Evaluation Materials or destruction of Notes will affect or eliminate your and your Representatives’ obligations hereunder, all of which obligations shall continue in effect.
          7. You understand and acknowledge that any and all information contained in the Evaluation Material is being provided without any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, on the part of the Company, Lazard or any of their respective affiliates or Representatives. You further agree that you will be entitled to rely solely on such representations and warranties as may be included in a mutually acceptable form of definitive agreement should discussions between you and the Company progress to such a point, subject to such limitations and restrictions as may be contained therein, and you understand that the scope of any such representations and warranties will be negotiated along with other terms and conditions in arriving at such definitive agreement.
          8. You agree that no contract or agreement providing for a Transaction shall exist unless and until a definitive written agreement regarding a Transaction has been executed and delivered by the Company and you. Neither the Company nor you will be under any obligation of any kind whatsoever with respect to such a Transaction by virtue of this agreement except for the matters specifically agreed to herein. For purposes of this paragraph, “definitive written agreement” does not include an executed letter of intent or any other preliminary written document. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to (a) provide or not to provide the Evaluation Material to you or any of your Representatives under this Agreement, (b) reject any and all proposals made by you or your Representatives with regard to a Transaction between the Company and you or your affiliates, and (c) to terminate discussions and negotiations with you at any time.
          9. You understand that (a) the Company shall be free to conduct any process with respect to a possible Transaction as the Company in its sole discretion shall determine (including, without limitation, by negotiating with any prospective party and entering into a definitive written agreement without prior notice to you or any other person), and (b) any procedures relating to such Transaction may be changed at any time without notice to you or any other person or entity.
          10. Both parties acknowledge and agree that remedies at law may not be adequate to protect the other party against any actual or threatened breach of this agreement and that either party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach and both parties agree to waive and shall cause their respective Representatives to waive, any requirement for proving damages or the securing or posting of any bond in connection with such remedy. . Such remedy shall not be deemed to be the exclusive remedy for breach of this agreement but shall be in addition to all other remedies available at law or equity to either party. In the event of litigation relating to this agreement, if a court of competent jurisdiction determines in a final, non-appealable order that a party or any person or entity agreeing to be bound to this agreement has breached this agreement, then such party (or such person or entity) shall be liable and pay to the non-breaching party the reasonable and duly documented legal fees and other expenses the non-breaching party has incurred in connection with such litigation, including any appeal therefrom.
          11. This agreement is for the benefit of the parties and is governed by the laws of the State of Delaware without regard to conflict of laws principles.
          12. Each party hereto hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action. suit or proceeding arising out of or relating to this Agreement. Each party hereto hereby acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise that such other party would not, in the event of such an action, suit or proceeding, seek to enforce the foregoing waiver.
          13. This agreement may not be amended except in writing signed by both parties hereto. No failure or delay by a party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. The invalidity or unenforceability of any provision of this agreement shall not affect the validity or enforceability of any other provisions of this agreement, which shall remain in full force and effect. This agreement contains the entire agreement and understanding between you and the Company concerning the subject matter hereof and supersedes all prior agreements and understandings with respect to the subject matter hereof, including, without limitation, any confidentiality agreement relating to the subject matter hereof, between the Company and you or your affiliates, entered into prior to the date hereof.

          This agreement may be executed in counterparts. Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.

Very truly yours,

MEMORY PHARMACEUTICALS CORP.

		By:	/s/ Michael P. Smith

		Title:	Chief Financial Officer

Accepted and agreed to as of the date set forth above:

F.Hoffmann-La Roche Ltd

By:	/s/ Tobin Schilke

Title:	CFD

F.Hoffmann-La Roche Ltd

By:	/s/ Guido Kaiser

Title:	Business Dev. Director